UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File #001-08506

A.	Full title of Plan and the address of the Plan, if different from that of the issuer named below:

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

UNIVERSAL AMERICAN CORP.

SIX INTERNATIONAL DRIVE, SUITE 190, RYE BROOK, NEW YORK 10573

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

December 31, 2009 and 2008 and for the Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm

The Plan Sponsor of

Universal American Corp. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Universal American Corp. 401(k) Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2009, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

New York, New York

June 25, 2010

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2009	2008
ASSETS
Investments:
Registered investment companies	$23,944,932	$15,959,732
Employer securities - company stock fund	9,412,752	5,432,847
Group annuity contract	4,048,324	3,453,960
Participant loans	921,288	768,136
Interest bearing cash and equivalents	126,945	324,906
Total investments, at fair value	38,454,241	25,939,581

Net assets available for benefits	$38,454,241	$25,939,581

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2009

Additions
Investment income:
Net appreciation in fair value of investments:
Registered investment companies	$5,343,855
Employer securities - company stock fund	2,222,243
Subtotal	7,566,098

Interest income on group annuity contract	121,105
Interest income on participant loans	51,974
Other investment income	81
Total investment income	7,739,258

Contributions:
Employer contributions	1,891,407
Participant contributions	5,204,423
Participant rollovers	84,980
Total contributions	7,180,810

Total additions	14,920,068

Deductions
Benefits paid to participants	2,379,158
Administrative expenses	26,250

Total deductions	2,405,408

Net increase	12,514,660

Net assets available for benefits:
Beginning of year	25,939,581

End of year	$38,454,241

See accompanying notes to financial statements.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE 1 - DESCRIPTION OF PLAN

Effective April 1, 1992, Universal American Corp. (hereafter called the “Company”) adopted the Universal American Corp. 401(k) Savings Plan (hereafter called the “Plan”), which is a voluntary defined contribution plan under which employees may elect to defer income from taxation under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan description below provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Plan Administration

The Company is the Administrator for the Plan and has appointed State Street Bank and Trust as Plan Trustee.  The Administrator is the named fiduciary that is responsible for execution of the Plan’s provisions, construction, required record keeping, directing and advising the Plan Trustee regarding investment and payment procedures.  The Administrator is also responsible for claims management and exercising such authority and responsibility as they deem appropriate to comply with ERISA and government regulations.  The Company has contracted with Diversified Investment Advisors for recordkeeping services for the Plan.  State Street Bank and Trust is the custodian for the Plan’s assets.

Administrative Costs

Permitted administrative expenses are paid by the Plan.  The Company pays all other costs of operating the Plan.

Plan Changes

During 2009, there were changes to the terms of the Plan relating to investment options as follows:

Investment options — The Transamerica Diversified Equity Fund, the Columbia Mid Cap Value Fund, the Goldman Sachs Growth Opportunities Fund, the Janus Forty Fund, the Royce Premier Financial Fund, and the Royce Value Fund were added. The American Century Vista Adv Fund, the Transamerica Premier Core Equity Fund, and the Transamerica Premier Equity Fund were removed as investment options.

Participation in the Plan

Any employee who has completed 250 hours within three months of service and has attained age 21 (attained age 18 for those participants added to the plan in 2007 related to the Plan’s merger with the Heritage Health Systems, Inc. (“Heritage”) 401 (k) Profit Sharing Plan, effective July 1, 2007) shall be eligible to participate in the Plan.  Employees are eligible to participate on the first day of the Plan quarter following the date the employee has met the eligibility requirements.  Non-resident employees who receive no earned income from Company sources within the United States are not eligible to participate in the Plan.  An employee ceases to be a participant if they cease employment for any reason (including death or retirement), or if the Company ceases to exist.  If a person no longer meets the requirements for participation while they are an employee, they

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

shall remain a participant but shall not be entitled to a share of any Company contributions, and may not make elective contributions until Plan requirements are met.

Contributions

Eligible employees may contribute to the Plan, through payroll deductions, up to 100% of their eligible compensation to a variety of funds, including the Company’s common stock fund.  The maximum contribution allowed for 2009 was $16,500.  Participants who are fifty years or older were also allowed to make an additional $5,500 catch-up contribution for a total of $22,000. Participants may also contribute distributions from any tax qualified plan under Code Section 401(a), or from any other plans from which distributions are eligible to be rolled over into this Plan pursuant to the Code.

The Company may match participants’ contributions with employer contributions to the Company’s common stock fund.  Beginning on January 1, 2004, the matching contribution was revised to be equal to 100% of the first 1% of eligible salary contributed to the Plan by the participant and 50% of the next 2% of eligible salary contributed to the Plan by the participant (maximum match contributions will not exceed 2% of compensation).  In addition, the Administrator approved a supplemental Company matching contribution, beginning in 2004 and continuing to 2009, equal to a maximum of 50% of each of the next 2% of eligible salary contributed to the Plan by the participant (contributions of greater than 3% up to 5%).  The percentage for both the Company match and the supplemental Company match may be adjusted or discontinued as of a valuation date that is thirty (30) days after written notice of the change has been furnished to participants’.  The Company matching contribution is summarized as follows:

Participant Contribution*	Company Match†	Maximum Company Match*	Supplemental Company Match*	Total Company Match*

1.0%	100%	1.0%	—%	1.0%
2.0%	75%	1.5%	—%	1.5%
3.0%	67%	2.0%	—%	2.0%
4.0%	N/A	2.0%	0.5%	2.5%
5.0%	N/A	2.0%	1.0%	3.0%
Over 5.0%	N/A	2.0%	1.0%	3.0%

* Expressed as a percentage of the participant’s eligible salary.

† Expressed as a percentage of the Participant’s contribution.

Participant and employer matching contributions are recorded in the period during which the related compensation is earned.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings, and is charged with Plan losses and an allocation of administrative expenses.  Allocations are based on participant account balances, or earnings, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.  The participants’ account balances that are reflected in the total asset value of the Plan are not the same as the total participants vested benefits, as all participants are not fully vested.

Vesting

The entire interest of a participant in their elective contribution account and qualified non-elective contribution accounts is 100% vested at all times.  The interest of a participant in their discretionary and matching contributions accounts vest 25% after two years of service and 25% more per year thereafter, with 100% vesting after five years of service (Participants who joined the Plan as part of the January 1, 2008 merger of the MemberHealth, Inc. 401(k) / Roth Profit Sharing Plan vest over 5 years, graded, based on date of hire and Heritage merged participants vest over either 3 or 4 years, graded, based on date of hire). Additionally, the entire interest of a participant in their discretionary and matching contributions accounts shall become 100% vested upon the occurrence of any of the following events: the cessation of participation due to retirement, death, attainment of age 65, or termination of the Plan.  Upon full or partial termination of the Plan, or trust, or the final dissolution and liquidation of the Company, to the extent terminated, the interest in the Plan of each affected participant shall become fully vested.  If a person ceases to be a participant for any reason, and their entire interest in their discretionary and matching contribution accounts has not become fully vested, the non-vested portion of these accounts are forfeited.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

Investment Options

Amounts credited to participants’ accounts under the Plan are invested by the employer-appointed investment committee.  Upon enrollment in the Plan, a participant may direct employee contributions in any of the various investment options.  These options consist of various equity investments (funds) and the Company’s common stock, a qualifying employer security.

The participant may elect, on not more frequently than any valuation date, to have all or any portion of his vested interest in any investment fund(s) transferred to any other investment fund(s).

Participant Loans

The Administrator may permit a participant to borrow from the Plan an amount equal to between $1,000 and generally 50% of the value of their vested interest, but they may not borrow, in the aggregate, an amount greater than $50,000, reduced by the highest outstanding balance on loans to the participant during the twelve month period preceding the date a new loan is to be made.  The loan shall bear a reasonable rate of interest, be adequately secured and must be repaid within five years, unless the loan is used to acquire a dwelling unit.  The participant must direct the Company to withhold from each payroll and pay to the Plan an amount sufficient to repay the loan over its term.  If a loan is in default, the Administrator may treat the unpaid amount as a distribution to the participant from the Plan.  A participant may not apply for a loan while they have another loan outstanding.

As of December 31, 2009 and 2008, participants had outstanding loan balances totaling $921,288 and $768,136, respectively.  These loans have various maturity dates, with interest rates ranging from 4.3% to 9.3% as of December 31, 2009.

Payment of Benefits

Unless the participant otherwise elects, they normally shall start to receive benefits not later than the 60th day after the close of the Plan year in which the latest of the following occurs:

a.)  participant’s attainment of age 65;

b.)  participant’s attainment of their tenth year in the Plan;

c.)  termination of participant’s employment.

Benefits are generally payable in a lump sum.  Participants generally will have their entire balance distributed no later than April 1 following the calendar year in which they attain age 70 ½, or if later, in the year in which they retire.  In cases of hardship, the participant may have a portion of their vested interest distributed to them.  Upon attainment of age 59 ½, they may elect in writing to receive a single sum of their entire interest while continuing to stay in the Plan.  If a participant dies, their beneficiary shall be paid a lump sum amount.  If they elect to not receive a distribution of their vested interest as of the date they cease to be a participant, any amount of their Company contribution account in excess of their vested interest shall be forfeited.  The participant may elect to have any portion of their benefits directly transferred to an eligible retirement plan.

Forfeited Accounts

Forfeited non-vested accounts totaled $122,904 at December 31, 2009 and $321,850 at December 31, 2008.  These accounts will be used to reduce future employer contributions.  During the year ended December 31, 2009, employer contributions were reduced by $173,654 from forfeitures.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis in accordance with U.S. generally accepted accounting principles and the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes.  Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan invests in various investment securities, including registered investment companies, company stock and investment contracts.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities may occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s investments are stated at fair value.  Shares of registered investment companies are valued at quoted market prices determined on an active market which represent the net asset value of shares held by the Plan at year end.  The Universal American Corp. Company Stock Fund is valued at net asset value which is based on the quoted market price of Universal American Corp. common stock determined on an active market. Participant loans are valued at their outstanding balance, which approximates fair value.

The Plan has entered into a traditional group annuity contract primarily with insurance carriers. This contract, which is included in the Transamerica Stable Value Fund (the Fund), is fully benefit-responsive and has no stated maturity date. A fully benefit-responsive contract provides for a stated return on principal invested over a specified period and permits withdrawals at contract value for benefit payments, loans, or transfers. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. As described in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 946-210-45-11, investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Accordingly, the fully benefit-responsive group annuity contract is included in the financial statements at contract value, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

Recently Adopted Accounting Standards

GAAP Codification: In June 2009, the FASB issued Statement of Financial Accounting Standard, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162 (SFAS No. 168). This Statement modifies the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification, or ASC, also known collectively as the “Codification,” is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. Nonauthoritative guidance and literature would include, among other things, FASB Concepts Statements, American Institute of Certified Public Accountants Issue Papers and Technical Practice Aids and accounting textbooks. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. It is organized by topic, subtopic, section, and paragraph, each of which is identified by a numerical designation. The Codification is effective for financial statements issued for reporting periods that end after September 15, 2009. Updates to the ASC are issued as Accounting Standards Updates, or ASU. Because the Codification did not change GAAP, the Codification had no impact on our financial statements and footnotes, other than the replacement of pre-codification references with ASC or ASU references herein.

Subsequent Events Disclosure: On June 30, 2009, the Company adopted ASC 855-10-50, Subsequent Events—Disclosure, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. ASC 855-10-50 defines two types of subsequent events. The effects of events or transactions that provide additional evidence about conditions that existed at the balance sheet date, including the estimates inherent in the process of preparing financial statements, are recognized in the financial statements. The effects of events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date are not recognized in the financial statements. On February 24, 2010, the FASB issued an update to address certain implementation issues. Effective upon its issuance, the update exempts Securities and Exchange Commission registrants from disclosing the date through which subsequent events have been evaluated. ASC 820-10-50 affected disclosure only and had no impact on the financial statements of the Plan.

Fair Value Measurements: In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements, requiring separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 and description of the reasons for the transfers. It also requires disclosure on a gross basis of purchases, sales, issuances and settlements within Level 3, and disclosures by class of assets and liabilities.  The new disclosures and clarifications of existing disclosures are effective for financial statements issued for interim or annual financial reporting periods ending after December 15, 2009 with an exception for the reconciliation disclosures for Level 3, which are effective for interim or annual financial reporting periods ending after December 15, 2010.  This guidance did not impact the Plan’s financial statements.

In September 2009, the FASB issued ASU 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), regarding the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) and requires disclosure by major category of investment about the attributes of applicable investments.  The guidance is effective for interim and annual reporting periods ending after December 15, 2009, with early adoption permitted. This guidance did not impact the Plan’s financial statements.

In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amends ASC 820, Fair Value Measurements and Disclosures, and, in addition to other requirements, provides guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and also includes guidance on identifying circumstances that indicate a transaction is not orderly.  The provisions of the guidance are applied prospectively and are effective for reporting periods ending after June 15, 2009.  This guidance did not impact the Plan’s financial statements.

Future Adoption of Accounting Standards:

The Company has determined that all other recently issued accounting standards that are not yet effective will not have a material impact on the financial statements of the Plan, or do not apply to the Plan.

NOTE 3 - PLAN AMENDMENT AND TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or partially terminate the Plan, subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.  The Company also has the right or obligation to amend the Plan; various amendments have been made subsequent to the original Plan filing date.

NOTE 4 - INCOME TAX STATUS

The Plan has received an advisory letter from the Internal Revenue Service dated March 31, 2008, stating that the written form of the volume submitter document is qualified under Section 401(a) of the Internal Revenue Code (the Code). Any employer adopting the volume submitter plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is tax-exempt. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

NOTE 5 - CONTRIBUTION INCOME

Participant contributions during 2009 totaled $5,289,403 and originated from the participants’ salary deferral contributions of $5,204,423 and from participants’ rollover contributions of $84,980.

Employer contributions during 2009 amounted to $1,891,407.  All of the Employer contributions are deposited to the Universal American Corp. - Company stock fund.  Participants cannot direct the investment alternatives for the Employer contributions until they are vested.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE 6 - INVESTMENTS

The following schedule of Plan assets presents investments at December 31, 2009 and 2008:

	December 31, 2009				December 31, 2008
Description	Units	Per Unit	Value		Value
			(In thousands)
Registered investment companies

American Century Vista Adv Fund	—	$—	$—		$415
American Funds Fundamental Invs R3	13,655.294	32.670	446		216
American Funds Small Cap Fund	63,584.090	30.910	1,965	*	1,171
American Funds-Growth Fund of America	55,594.166	26.930	1,497		1,002
Black Rock Equity Fund	90,766.371	15.900	1,443		1,003
BlackRock Global Financial Svcs Inv A	6,332.566	7.380	47		26
Columbia Mid Cap Value Fund	1,288.040	11.070	14		—
Diversified Stock Index Fund	154,737.063	8.660	1,340		1,087
Fidelity Advisor Mid Cap Fund	48,929.062	16.340	800		481
Fidelity Small Cap Fund	25,208.703	21.400	539		350
First American Real Estate Fund	24,571.063	14.310	352		228
Franklin Micro Cap Value Fund	51,287.323	27.040	1,387		1,027
Goldman Sachs Growth Opportunities Fund	27,635.596	19.540	540		—
Janus Adviser Balanced S	39,794.008	24.550	977		821
Janus Forty Fund	45,967.232	31.520	1,449		—
Jennison Natural Resources A	7,468.794	45.150	337		96
Loomis Sayles Bond Fund	59,852.718	13.260	794		530
Loomis Sayles Investment Grade Bond Fund	94,174.060	11.680	1,100		848
Royce Premier Financial Fund	1,310.959	16.120	21		—
Royce Value Fund	2,963.201	10.130	30		—
TA IDEX Asset Allocation — Conservative Portfolio	26,078.568	10.480	273		69
TA IDEX Asset Allocation — Growth Portfolio	86,127.980	10.540	908		520
TA IDEX Asset Allocation — Moderate Growth Portfolio	49,762.860	10.690	532		248
TA IDEX Asset Allocation — Moderate Portfolio	207,301.858	10.690	2,216	*	1,111
Thornburg Core Growth Fund	35,873.572	14.190	509		349
Transamerica Diversified Equity Fund	66,707.973	13.140	877		—
Transamerica Premier Core Equity Fund	—	—	—		615
Transamerica Premier Equity Fund	—	—	—		1,144
Vanguard International Value Fund	58,131.354	30.610	1,779		1,133
Wells Fargo Advantage Government Securities Fund	111,872.950	10.670	1,194		1,153
Wells Fargo Advantage Small Cap Value Fund	21,440.388	27.010	579		317

Employer securities
Universal American Corp. - company stock fund	798,523.224	11.788	9,413	*	5,433	*

Group annuity contract
Transamerica Stable Value Fund	233,998.692	17.301	4,048	*	3,454	*

Participant loans			921		768

Cash and equivalents
Interest bearing cash			127		325

Total Investments			$38,454		$25,940

*	Investment in fund represents 5% or more of the net assets of the Plan.
All investments are participant directed except for the non-vested matching employer contribution to the Universal American Corp. - company stock fund, which is non-participant-directed.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE 7 — Fair Value Measurements

Accounting Standards Codification (ASC) 820, Fair Value Measuremensts and Disclosure, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

•            Quoted prices for similar assets or liabilities in active markets;

•            Quoted prices for identical or similar assets or liabilities in inactive markets;

•            Inputs other than quoted prices that are observable for the asset or liability;

•            Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Registered investment companies: Valued at quoted market prices determined on an active market which represent the net asset value of shares held by the Plan at year end.

Employer securities — company stock fund:  Valued at net asset value which is based on the quoted market price of Universal American Corp. common stock determined on an active market.

Group annuity contract: Valued at contract value, which approximates fair value.

Participant loans: Valued at their outstanding balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth the Plan’s investments carried at fair value by ASC 820 hierarchy level as of December 31, 2009 and 2008 (in thousands):

2009	Total	Level 1	Level 2	Level 3
Registered investment companies:
Long term bond funds	$3,087	$3,087	$—	$—
Large Cap funds	7,052	7,052	—	—
Small/Mid Cap funds	4,771	4,771	—	—
International funds	3,745	3,775	—	—
Other funds	5,290	5,290	—	—
Total registered investment companies	23,945	23,945	—	—
Employer securities — company stock fund	9,413	9,413	—	—
Group annuity contract	4,048	—	—	4,048
Participant loans	921	—	—	921
Interest bearing cash and equivalents	127	127	—	—
Total investments at fair value	$38,454	$33,485	$—	$4,969

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

2008	Total	Level 1	Level 2	Level 3
Registered investment companies	$15,960	$15,960	$—	$—
Employer securities — company stock fund	5,433	5,433	—	—
Group annuity contract	3,454	—	—	3,454
Participant loans	768	—	—	768
Interest bearing cash and equivalents	325	325	—	—
Total investments at fair value	$25,940	$21,718	$—	$4,222

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009 (in thousands):

	Group annuity contract	Participant loans
Balance, beginning of year	$3,454	$768
Net purchases, sales, and additions	473	153
Net investment income	121	—
Balance, end of year	$4,048	$921

NOTE 8 - INVESTMENTS IN GROUP ANNUITY CONTRACT

The estimated contract value of the group annuity contract (the Contract), approximating the fair market value, was $4,048,324 as of December 31, 2009 and $3,453,960 as of December 31, 2008.  There are no reserves against contract value for credit risk of the contract issuer.

The average yield on the Contract was 3.2% and 3.5% for the years ended December 31, 2009 and 2008, respectively.  As of December 31, 2009 and 2008, the crediting interest rate on this contract was 2.75% and 3.50%, respectively.  Crediting interest rates are generally reset monthly with the reset based on formulas which may use market value, book value, duration and yield.

The Contract does not specify any events which would limit the ability of the Plan to transact at contract value with the issuer or any events which would allow the issuer to terminate the contract and settle for an amount different from contract value.  The Contract provides payment options of the contract value for surrendering the Contract; however, the Plan Sponsor does not intend to surrender the Contract.

NOTE 9 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of changes in net assets related to this primarily nonparticipant-directed investment is as follows:

	December 31,
	2009	2008
Investments, at fair value:
Universal American Corp. - company stock fund	$9,412,752	$5,432,847

Year ended December 31,2009
Change in net assets:
Net appreciation in fair value	$2,222,243
Contributions, net of forfeitures	2,320,670
Benefits paid to participants	(368,896)
Administrative expenses	(104)
Net transfers	(194,008)
$3,979,905

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009

NOTE 10 - PARTIES-IN-INTEREST

Certain Plan investments are shares of registered investment companies managed by Diversified Investment Advisors, a subsidiary of Aegon.  Diversified Investment Advisors is also the recordkeeper for the Plan.  Certain other Plan investments are shares of registered investment companies managed by Transamerica Securities and Sales Corporation.  The group annuity contract was issued to the Plan by Transamerica Life Insurance and Annuity Company.  Transamerica Securities and Sales Corporation and Transamerica Life Insurance and Annuity Company are also subsidiaries of Aegon.  In addition, Plan investments include shares of Universal American Corp.’s common stock.

NOTE 11 — SUBSEQUENT EVENTS

Effective as of January 1, 2010, the following amendments have been made to the Plan:

•      The minimum attained age required to participate in the plan reduced from age 21 to age 18.

•      The minimum service period required to participate in the Plan reduced from 250 hours within three months of service to 30 days

•      The Plan entrance date changed from the first day of the Plan quarter following achievement of eligibility requirements to the first day of the month following achievement of eligibility requirements.

•      The automatic enrollment percentage has increased from 2% to 3%.

Effective as of June 1, 2010, the following amendments have been made to the Plan related to the Company’s sale of its CHCS, Inc. subsidiary:

•      For any employee of CHCS, Inc. who is a Participant of the Plan as of the closing of the sale transaction, their account balances will immediately become 100% vested.

•      Former employees of CHCS, Inc. are permitted to continue making loan payments into the Plan until their benefits have been spun-off from the Plan.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

PLAN NUMBER 002 EIN 11-2580136

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2009

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Value
(A)	(B)	(C)	(D)		(E)
			(In thousands)
	Registered investment companies
	American Funds Fundamental Invs R3	13,655.294 shares, mutual fund		**	$446
	American Funds Small Cap Fund	63,584.090 shares, mutual fund		**	1,965
	American Funds-Growth Fund of America	55,594.166 shares, mutual fund		**	1,497
	Black Rock Equity Fund	90,766.371 shares, mutual fund		**	1,443
	BlackRock Global Financial Svcs Inv A	6,332.566 shares, mutual fund		**	47
	Columbia Mid Cap Value Fund	1,288.040 shares, mutual fund		**	14
*	Diversified Stock Index Fund	154,737.063 shares, mutual fund		**	1,340
	Fidelity Advisor Mid Cap Fund	48,929.062 shares, mutual fund		**	800
	Fidelity Small Cap Fund	25,208.703 shares, mutual fund		**	539
	First American Real Estate Fund	24,571.063 shares, mutual fund		**	352
	Franklin Micro Cap Value Fund	51,287.323 shares, mutual fund		**	1,387
	Goldman Sachs Growth Opportunities Fund	27,635.596 shares, mutual fund		**	540
	Janus Adviser Balanced S	39,794.008 shares, mutual fund		**	977
	Janus Forty Fund	45,967.232 shares, mutual fund		**	1,449
	Jennison Natural Resources A	7,468.794 shares, mutual fund		**	337
	Loomis Sayles Bond Fund	59,852.718 shares, mutual fund		**	794
	Loomis Sayles Investment Grade Bond Fund	94,174.060 shares, mutual fund		**	1,100
	Royce Premier Financial Fund	1,310.959 shares, mutual fund		**	21
	Royce Value Fund	2,963.201 shares, mutual fund		**	30
*	TA IDEX Asset Allocation — Conservative Portfolio	26,078.568 shares, mutual fund		**	273
*	TA IDEX Asset Allocation — Growth Portfolio	86,127.980 shares, mutual fund		**	908
*	TA IDEX Asset Allocation — Moderate Growth Portfolio	49,762.860 shares, mutual fund		**	532
*	TA IDEX Asset Allocation — Moderate Portfolio	207,301.858 shares, mutual fund		**	2,216
	Thornburg Core Growth Fund	35,873.572 shares, mutual fund		**	509
*	Transamerica Diversified Equity Fund	66,707.973 shares, mutual fund		**	877
	Vanguard International Value Fund	58,131.354 shares, mutual fund		**	1,779
	Wells Fargo Advantage Government Securities Fund	111,872.950 shares, mutual fund		**	1,194
	Wells Fargo Advantage Small Cap Value Fund	21,440.388 shares, mutual fund		**	579

	Employer securities
*	Universal American Corp. - company stock fund	798,523.224 shares of Company common stock	$9,267		9,413

	Group annuity contract
*	Transamerica Stable Value Fund	Group Annuity Contract		**	4,048

*	Participant loans	Loans receivable from participants, maturing at various dates bearing interest at rates from 4.3% to 9.3%	N/A		921

	Cash equivalents
*	Interest bearing cash	Unallocated accounts, including employer advances and forfeitures	N/A		127
		Total			$38,454

*	Indicates party-in-interest.
**	Cost information not required for participant directed investments.

UNIVERSAL AMERICAN CORP. 401(k) SAVINGS PLAN

PLAN NUMBER 002 EIN 11-2580136

SCHEDULE H, LINE 4j — SCHEDULE OF REPORTABLE TRANSACTIONS

IN EXCESS OF 5% OF PLAN ASSETS

FOR THE YEAR ENDED DECEMBER 31, 2009

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of Party	Description of Asset	Total Cost of Purchases	Total Amount of Sales	Transaction Expenses	Cost of Asset Sold	Gain (Loss) as a Result of Transaction
(In thousands)

Category (iii) — A series of transactions in a security issue aggregating 5% of Plan assets

Diversified Investment Advisors	Universal American Corp. - company stock fund	$2,734	$976	$—	$1,250	$(274)
		(287 Buys)	(468 Sells)

Note:	Columns (e) and (f) have not been presented as this information is not applicable.
There were no category (i), (ii), or (iv) reportable transactions for the year ended December 31, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Investment Committee of the Universal American Corp. 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UNIVERSAL AMERICAN CORP.
401(k) SAVINGS PLAN

	By:	/s/ Robert A. Waegelein
Robert A. Waegelein, Trustee

Date: June 25, 2010